SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Oregon Steel Mills, Inc.
(Name of Subject Company)

Oregon Steel Mills, Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

686079104
(CUSIP Number of Class of Securities)

L. Ray Adams
Vice President, Finance
Oregon Steel Mills, Inc.
1000 S.W. Broadway, Suite 2200
Portland, Oregon 97205
(503) 223-9228

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

J. D. Weinberg, Esq.
Covington & Burling LLP
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Evraz to Acquire Oregon Steel Mills for US$2.3 Billion

Luxembourg and Portland, Ore., November 20, 2006—Evraz Group S.A. (LSE: EVR) (“Evraz”) and Oregon Steel Mills (NYSE: OS) (“Oregon Steel”) today announced that they have signed a definitive agreement under which Evraz will acquire Oregon Steel for $63.25 per share, or an aggregate price of approximately $2.3 billion.  The offer price of $63.25 per share represents a premium of 22.3% to Oregon Steel’s three-month volume weighted average stock price or a premium of 30.3% to its six-month volume weighted average stock price.

Under the terms of the agreement, a newly formed Evraz subsidiary will make a cash tender offer for all shares of Oregon Steel common stock and then merge with Oregon Steel.  The board of directors of Oregon Steel has unanimously recommended that the shareholders of Oregon Steel accept the offer.

The offer, which is expected to commence during the week of November 27, 2006, will be subject to customary conditions, including anti-trust and other regulatory clearances and the acquisition by Evraz of a majority of Oregon Steel’s shares. The offer will be followed by a merger at the same price. Upon completion of the transaction, Oregon Steel will become a subsidiary of Evraz.

“We are pleased to announce another transaction in line with our long-term strategy to develop higher value downstream markets complementary to Evraz slab production.  This transaction will provide compelling benefits to both Evraz and Oregon Steel,” said Alexander Frolov, Evraz chairman.  “The acquisition of Oregon Steel represents a solid platform for Evraz as a footprint in North America, one of the most important markets globally.  This will secure an important place on the attractive plate market and in the expanding pipe business in North America.  The combined company will also be the leading rail producer globally.  Oregon Steel will benefit from having a reliable source of slabs, a necessity in the steel business. We are excited to bring together these two companies, which combined will enjoy exposure to some of the fastest growing, most profitable steel segments.  Together, we will form a world-class company with efficient operations, diverse revenue streams and high margins.”

Jim Declusin, Oregon Steel Mills president and chief executive officer, said: “Our management team and employees have successfully executed the strategy that was set forth three years ago and have delivered significant growth in sales and profitability, while investing in our facilities and expanding capacities. Over that period, we have created significant value for our shareholders increasing our share price by 1,802%, peaking at an all-time high of $58.96. We believe that this offer represents an attractive opportunity for Oregon Steel’s shareholders to realise the value of their investment in the Company.  We are pleased to join with Evraz and become part of a leading global steelmaker with complementary strengths and markets. In the current steel environment, it is important to gain scale and expand market presence through consolidation. This combination will provide us with the critical elements, including a secure source of slabs and additional financial resources, needed to compete in new and growing markets.  We believe that this transaction will create new opportunities to share technology, research and development and enhance our combined leading positions in products such as rail.”

Evraz believes that the combination will allow both companies to realise operating synergies based on steady supplies of high quality slabs from Evraz steel mills.  Furthermore, Evraz anticipates Oregon Steel’s highly efficient pipe operations will provide it access to the expanding North American oil and gas markets.  The combined company will produce over 16.8 million tonnes  of crude steel and will have over 17.4 million tonnes1of steel shipments in 2006.

Evraz expects that Oregon Steel will maintain its head office in Portland, Oregon, and does not expect any material changes to its personnel following the completion of the transaction.

Credit Suisse is acting as exclusive financial advisor to Evraz and will be the dealer-manager for the tender offer.  UBS Securities LLC is acting as lead financial advisor to Oregon Steel in the transaction, and KeyBanc Capital Markets delivered a fairness opinion to Oregon Steel’s board of directors.  Cleary Gottlieb Steen & Hamilton LLP is acting as legal counsel to Evraz, and Covington & Burling LLP and Schwabe, Williamson & Wyatt, PC are acting as legal counsel to Oregon Steel.

The tender offer described herein has not commenced.  The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Oregon Steel.  At the time the tender offer is commenced, Oscar Acquisition Merger Sub, Inc. and Evraz intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Oregon Steel intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Oscar Acquisition Merger Sub, Inc., Evraz and Oregon Steel intend to mail these documents to the stockholders of Oregon Steel.  These documents will contain important information about the tender offer and stockholders of Oregon Steel are urged to read them carefully when they become available.  Stockholders of Oregon Steel will be able to obtain a free copy of these documents (when they become available) at http://www.evraz.com/ and http://www.osm.com/ and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Evraz by contacting Evraz at ir@evraz.com or +7-495-2321370, attention: Investor Relations, or from Oregon Steel by contacting Oregon Steel at +1 503 240 5223 attention: Investor Relations.

Forward Looking Statement

This press release contains forward-looking statements, including statements regarding the expected benefits of the acquisition, which involve a number of risks and uncertainties. These statements are based on Evraz’s and Oregon Steel’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; the successful integration of Oregon Steel into Evraz’s business subsequent to the closing of the acquisition; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; and plant construction and repair delays; the ability to retain key management and technical personnel of Oregon Steel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Oregon Steel’s report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2005.  Oregon Steel and Evraz are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

#  #  #

For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
IR@evraz.com
Edelman, for Evraz:
John Dillard / Gina Sorice
Tel: +1 212 704 8174 / 8243
e-mail:
john.dillard@edelman.com
gina.sorice@edelman.com

Oregon Steel Mills, Inc.
Ray Adams
Vice President of Finance and Chief Financial Officer
Tel:  +1 503 240 5223

ANNOUNCEMENT

November 20, 2006

To All Employees;

I am pleased to announce that Oregon Steel has entered into an agreement to be acquired by Evraz Group SA.  Under the terms of the proposed acquisition, which is expected to close in the first quarter of 2007, Oregon Steel shares will be purchased by Evraz for $63.25 per share in cash. We believe that this offer represents an attractive opportunity for OSM’s shareholders to realize the fair value of their investment in the Company.  Evraz is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia.  It is the number one steel producer in Russia and 13th largest globally with 13.9 million tonnes of crude steel production in 2005.  Additional details are supplied in the attached press release.

This partnership with Evraz furthers our commitment to our people, manufacturing-efficiency and high margin specialty products.  As you may know, Evraz is one of our major suppliers of slabs for the Portland mill and we have been working with them to develop additional grades of steel to meet our requirements.  A combination of our slab short strategy and Evraz’ long slab position creates compelling business prospects for our two companies.  Both Evraz and OSM are well positioned in the rail market within their respective countries.  We believe that this transaction will create new opportunities to share technology, research and development and enhance our combined leading positions.  We are pleased to join with Evraz and become part of a leading global steelmaker with complementary strengths and markets.  In the current steel environment, it is important to gain scale and expand market presence through consolidation.

I’m sure many of you have questions about how this transaction will affect you and the company.  Next week I will visit Portland, Pueblo and Camrose to talk with you and I have attached a summary Q&A document to answer some of these questions.

We have successfully executed the strategy that we set forth three years ago and delivered significant growth in revenues and profitability, while investing in our facilities and expanding capacities.  Today, because of your hard work and dedication, Oregon Steel is undoubtedly a leader in its markets. You can be very proud of the company and your accomplishments.  I want to assure you that both the Board and management team were very thoughtful and thorough when analyzing this opportunity.  In the end, we believe this transaction is in the best interest of Oregon Steel’s shareholders.  Thank you for your support in building value for our shareholders.  We believe that Evraz is interested in the Company in large part because of its highly trained, highly motivated and effective employees. We do not expect there to be any material changes to our management structure and personnel following completion of this transaction.  Oregon Steel will maintain its head office in Portland and I look forward to working with you as we move together to the next phase of our journey.

Sincerely,

Jim Declusin
President and CEO

Attachments: Q&A and Press Release

1000 SW Broadway, Suite 2200, Portland, Oregon 97205 phone: 503 / 223-5228 | fax: 503 / 240-5232 | www.osm.com

PROPOSED EVRAZ ACQUISITION OF OREGON STEEL—FREQUENTLY ASKED QUESTIONS

HOW WILL OREGON STEEL FIT INTO EVRAZ?

Oregon Steel will become a corporation that is a wholly-owned US subsidiary of Evraz.

HOW WILL THE TRANSACTION WORK?

According to the terms of the merger agreement and current regulatory provisions, Evraz is required to launch the tender offer and mail the Offer to Purchase to the shareholders as promptly as possible, and within eight business days of November 20, 2006, the date of the merger agreement. Evraz is required to keep the tender offer open for a minimum of 20 business days. Closing of the tender offer is subject to customary conditions, including receipt of regulatory approvals and the tender of at least a majority of the outstanding Oregon Steel shares.  If at the end of the 20 business day period all conditions to closing are not satisfied, Evraz has the right (and, except in certain circumstances, the obligation) to extend the tender offer, until the closing conditions are satisfied, up to a total of four months.

For more details, please refer to the merger agreement and the tender offer documents to be filed by Evraz and Oregon Steel.

The closing date of the tender offer will depend on the timing of receipt of regulatory approvals and the satisfaction of the other conditions to the closing.  Depending on the number of shares held by Evraz after Evraz’s acceptance of the shares properly tendered in connection with the tender offer, approval of the merger by the holders of the outstanding shares of Oregon Steel’s common stock may be required.

WHAT WILL HAPPEN TO MY PAY AND BENEFITS?

Evraz has committed to provide pay and benefits to Oregon Steel employees no less favorable in the aggregate than our current pay and benefits for at least one year following the closing of the transaction, except for the equity-based long-term incentive plan that will terminate as a result of the transaction.  Evraz has stated that it intends to provide a new long-term incentive plan.  Existing collective bargaining agreements will continue in place.

HOW WILL THE DEAL AFFECT RETIREES?

We do not expect any effect on retirees.

WHY DID WE CHOOSE TO SELL TO EVRAZ?

Evraz made a proposal to our board of directors for a transaction that we believe is a very attractive opportunity for our stockholders.  We believe Evraz was interested in Oregon Steel because we and they are both strong players and well positioned within our respective countries.  They know us well.  As you know, Evraz is one of our main slab suppliers to the Portland mill. They are also the number one rail producer in Russia.  Oregon Steel brings downstream capacity for pipes and plates as well as technological leadership in rail.  Evraz brings strength in financing and international reach.

The tender offer described above has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Evraz will file a tender offer statement with the U.S. Securities and Exchange Commission. Investors and Oregon Steel Mills security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Oregon Steel Mills with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s Web site at http://www.sec.gov.

1000 SW Broadway, Suite 2200, Portland, Oregon 97205 phone: 503 / 223-5228 | fax: 503 / 240-5232 | www.osm.com

Important Additional Information

The tender offer described herein has not commenced.  The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Oregon Steel.  At the time the tender offer is commenced, Oscar Acquisition Merger Sub, Inc. and Evraz intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Oregon Steel intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Oscar Acquisition Merger Sub, Inc., Evraz and Oregon Steel intend to mail these documents to the stockholders of Oregon Steel.  These documents will contain important information about the tender offer and stockholders of Oregon Steel are urged to read them carefully when they become available.  Stockholders of Oregon Steel will be able to obtain a free copy of these documents (when they become available) at http://www.evraz.com/ and http://www.osm.com/ and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Evraz by contacting Evraz at ir@evraz.com or +7-495-2321370, attention: Investor Relations, or from Oregon Steel by contacting Oregon Steel at +1 503 240 5223 attention: Investor Relations.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the expected benefits of the acquisition, which involve a number of risks and uncertainties. These statements are based on Evraz’s and Oregon Steel’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; the successful integration of Oregon Steel into Evraz’s business subsequent to the closing of the acquisition; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; and plant construction and repair delays; the ability to retain key management and technical personnel of Oregon Steel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Oregon Steel’s report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2005.  Oregon Steel and Evraz are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.